TF FINANCIAL CORPORATION

2006 Annual Report

FEDERAL BANK

CONTENTS

CORPORATE PROFILE AND RELATED INFORMATION	1
SELECTED FINANCIAL INFORMATION AND OTHER DATA	3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS	4
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16
FINANCIAL STATEMENTS	
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	17
CONSOLIDATED STATEMENTS OF INCOME	18
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)	19
CONSOLIDATED STATEMENTS OF CASH FLOWS	20
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	22
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS	51

CORPORATE PROFILE AND RELATED INFORMATION

TF Financial Corporation (the "Company") is the parent company of Third Federal Bank and its subsidiaries Third Delaware Corporation and Teragon Financial Corporation (collectively, "Third Federal" or the "Bank"), TF Investments Corporation, and Penns Trail Development Corporation. At December 31, 2006, total assets were approximately $652.6 million. The Company was formed as a Delaware corporation in March 1994 at the direction of the Bank to acquire all of the capital stock that Third Federal issued upon its conversion from the mutual to stock form of ownership (the "Conversion") and concurrent $52.9 million initial public offering effective July 13, 1994. At December 31, 2006, total stockholders' equity was approximately $65.6 million. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that Third Federal retains a specified amount of its assets in housing-related investments. Third Federal is a federally chartered stock savings bank headquartered in Newtown, Pennsylvania, which was originally chartered in 1921 under the name "Polish American Savings Building and Loan Association." Deposits of Third Federal have been federally insured since 1935 and are currently insured up to the maximum amount allowable by the Federal Deposit Insurance Corporation (the "FDIC"). Third Federal is a community-oriented institution offering a variety of financial services to meet the needs of the communities that it serves. As of December 31, 2006, Third Federal operated branch offices in Bucks and Philadelphia counties, Pennsylvania and Mercer County, New Jersey. Third Federal attracts deposits (approximately $478.1 million at December 31, 2006) from the general public and uses such deposits, together with borrowings mainly from the Federal Home Loan Bank of Pittsburgh (approximately $101.7 million at December 31, 2006) and other funds, to originate loans secured by first mortgages and junior liens on owner-occupied, one-to-four family residences, and to originate loans secured by commercial real estate, including construction loans.

Stock Market Information

Since its issuance in July 1994, the Company's common stock has been traded on the Nasdaq National Market. The daily stock quotation for the Company is listed in the Nasdaq National Market published in The Wall Street Journal, The Philadelphia Inquirer, and other leading newspapers under the trading symbol of "THRD." The number of shareholders of record of common stock as of March 7, 2007, was approximately 500. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.

Dividend Policy

The Company's ability to pay dividends to stockholders is dependent in part upon the dividends it receives from Third Federal. Among other limitations, Third Federal may not declare or pay a cash dividend on any of its stock if the effect thereof would cause Third Federal's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with Third Federal's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). It is the Company's policy to pay dividends when it is deemed prudent to do so. The Board of Directors will consider the payment of a dividend on a quarterly basis, after giving consideration to the level of profits for the previous quarter and other relevant information.

Stock Price and Dividend History

Quarter ended	Quoted market price High	Low	Dividend paid per share
December 31, 2006	$32.00	$30.25	$0.19
September 30, 2006	$33.00	$27.00	$0.19
June 30, 2006	$30.86	$28.40	$0.19
March 31, 2006	$30.99	$27.90	$0.19
December 31, 2005	$29.67	$27.50	$0.18
September 30, 2005	$28.97	$27.25	$0.18
June 30, 2005	$29.64	$26.75	$0.18
March 31, 2005	$32.09	$28.71	$0.18

Stock Performance Graph

Set forth below is a performance graph for the Common Stock for the period from December 31, 2001 through December 31, 2006. The performance graph compares the cumulative total stockholder return on the Common Stock with (a) the cumulative total stockholder return on stocks included in the Nasdaq U.S. Stock Market Index, (b) the cumulative total stockholder return on stocks included in the SNL Nasdaq Thrift Index and (c) the cumulative total stockholder return on stocks included in the SNL $500 million-$1 billion Thrift Index. The Nasdaq U.S. Stock Market Index was prepared by the Center for Research in Security Prices (CRSP) at the University of Chicago, and the SNL indices were prepared by SNL Securities, LC, Charlottesville, Virginia. The SNL $500 million-$1 billion Thrift and Nasdaq Indices are included in the performance graph because these indices track the performance of thrift institutions similar to the Company. Comparison with the Nasdaq U. S. Stock Market Index and the thrift indices assumes the investment of $100 as of December 31, 2001. The cumulative total return for each index and for the Company is computed with the reinvestment of dividends that were paid during the period.


$300
$250
$200
$150
$100
$50
$0
DOLLARS
2001
2002
2003
2004
2005
2006
NASDAQ U.S. Market Index
SNL NASDAQ Thrift Index
SNL $500 Million to $1 Billion Thrift Index
TF Financial

	Period ending 12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Nasdaq U. S. Market Index	$100	$ 69	$103	$113	$115	$126
SNL OTC Thrift Index	100	128	193	217	217	258
SNL $.5B-$1B Thrift Index	100	140	199	221	210	257
TF Financial Corporation	100	120	170	163	149	166

There can be no assurance that the Company's future stock performance will be the same or similar to the historical stock performance shown in the graph above. The Company neither makes nor endorses any predictions as to stock performance.

SELECTED FINANCIAL INFORMATION AND OTHER DATA
At December 31,
(Dollars in thousands, except per share data)

Financial Position	2006	2005	2004	2003	2002
Total assets	$652,603	$660,839	$628,966	$606,752	$721,032
Loans receivable, net, held for investment	483,570	490,891	441,515	404,649	370,092
Loans receivable, available for sale	969	68	680	—	—
Mortgage-backed securities available for sale, at fair value	74,338	83,511	103,610	106,774	115,243
Mortgage-backed securities held to maturity, at amortized cost	7,697	10,177	14,900	23,630	54,592
Investment securities available for sale, at fair value	34,524	30,401	17,625	14,443	27,243
Investment securities held to maturity, at amortized cost	677	4,690	7,027	10,389	14,563
Cash and cash equivalents(1)	12,364	3,821	7,900	8,241	100,580
Deposits	478,087	470,521	459,903	459,343	442,558
Advances from the Federal Home Loan Bank and other borrowings	101,701	121,260	102,747	86,853	207,359
Retained earnings	65,075	61,610	57,428	52,626	59,978
Total stockholders' equity	65,639	62,648	61,155	55,480	62,840
Book value per common share	$ 24.29	$ 23.08	$ 22.30	$ 21.37	$ 25.31
Tangible book value per common share(3)	$ 22.68	$ 21.46	$ 20.57	$ 19.56	$ 23.34

At or for the year ended December 31,

Summary of Operations	2006	2005	2004	2003	2002
Interest income	$ 38,019	$ 33,965	$ 31,221	$ 32,377	$ 40,455
Interest expense	15,861	11,532	8,866	15,252	22,660
Net interest income	22,158	22,433	22,355	17,125	17,795
Provision for loan losses	150	540	600	330	988
Non-interest income	2,810	2,728	2,608	2,690	3,304
Non-interest expense	17,168	16,168	15,329	28,703	13,414
Net income (loss)	$ 5,514	$ 6,153	$ 6,567	$ (5,834)	$ 5,092
Earnings (loss) per common share—basic	$ 2.04	$ 2.25	$ 2.44	$ (2.30)	$ 2.06
Earnings (loss) per common share—diluted	$ 2.03	$ 2.20	$ 2.33	$ (2.30)	$ 1.91

Performance Ratios and Other Selected Data	2006	2005	2004	2003	2002
Return on average assets	0.83%	0.96%	1.06%	n.m.	0.71%
Return on average equity	8.68%	10.16%	11.58%	n.m.	8.47%
Average equity to average assets	9.59%	9.40%	9.16%	9.01%	8.34%
Average interest rate spread	3.45%	3.62%	3.79%	2.57%	2.44%
Non-performing loans to total assets	0.32%	0.24%	0.15%	0.38%	0.53%
Non-performing loans to total loans	0.43%	0.32%	0.22%	0.56%	1.03%
Allowance for loan losses to non-performing loans	135.78%	166.31%	240.31%	92.51%	53.86%
Allowance for loan losses to total loans	0.59%	0.54%	0.52%	0.52%	0.54%
Bank regulatory capital					
Core	8.95%	8.26%	8.13%	7.29%	6.85%
Tangible	8.95%	8.26%	8.13%	7.29%	6.85%
Risk based	16.29%	14.82%	15.67%	14.47%	15.25%
Dividend payout ratio(2)	37.44%	32.73%	28.33%	n.m.	31.41%

n.m. = not meaningful

(1) Consists of cash, cash due from banks, interest-bearing deposits with original maturities of less than three months, and federal funds sold.

(2) Payout ratio is dividends paid for the period divided by earnings per common share—diluted.

(3) This is a non-GAAP disclosure. Tangible book value per common share is computed by reducing stockholder equity by recorded intangible assets, divided by shares outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

General. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and is intended to assist in understanding and evaluating the major changes in the financial position and results of operations of the Company with a primary focus on an analysis of operating results.

The Company may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission, in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes, acquisitions; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

The Company's income on a consolidated basis is derived substantially from its investment in its subsidiary, Third Federal. The earnings of Third Federal depend primarily on its net interest income. Net interest income is affected by the interest income that Third Federal receives from its loans and investments and by the interest expense that Third Federal incurs on its deposits, borrowings and other sources of funds. In addition, the mix of Third Federal's interest-bearing assets and liabilities can have a significant effect on Third Federal's net interest income; loans generally have higher yields than securities; retail deposits generally have lower interest rates than other borrowings.

Third Federal also receives income from service charges and other fees and occasionally from sales of investment securities and real estate owned. Third Federal incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance premiums, property operations and maintenance, advertising and other related business expenses.

Critical Accounting Policies

Certain critical accounting policies of the Company require the use of significant judgment and accounting estimates in the preparation of the consolidated financial statements and related data of the Company. These accounting estimates require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made.

Management believes that the most critical accounting policy requiring the use of a significant amount of accounting estimates and judgment is the determination of the allowance for loan losses. Allowances are established based on pools of similar loans, delinquencies, loss experience, economic conditions generally and as they may affect individual borrowers, and other factors. Individual loans are evaluated based on cash flows or value of the underlying collateral, or both. All of these evaluation factors are subject to a high degree of uncertainty. If the financial condition and collateral values of a significant amount of debtors should deteriorate more than the Company has estimated, present allowances for loan losses may be insufficient and additional provisions for loan losses may be required. In addition, a single loan loss of a substantial amount may significantly reduce the allowance. The allowance for loan losses was $2,865,000 at December 31, 2006.

Financial Condition and Changes in Financial Condition

Assets. The Company's total assets at December 31, 2006 were $652.6 million, a decrease of $8.2 million during the year. This decrease in total assets was mainly the combined result of the net change in various asset and liability categories discussed below.

The Company's loans receivable held for investment at December 31, 2006 were $483.6 million, a $7.3 million or 1.5% decrease since December 31, 2005. During 2006, there were $109.6 million of principal payments of existing loans in the loans receivable portfolio and the Company sold $16.3 million of previously purchased loans as well as $7.2 million of commercial loan participation. Offsetting this reduction was the origination of $125.7 million in predominately commercial real estate loans and single-family residential first and second mortgage loans. Mortgage loans available for sale at December 31, 2006 were $969,000, the result of loan origination efforts of $14.0 million and related sale proceeds of $13.0 million.

Mortgage-backed securities available for sale decreased by $9.2 million during 2006 due to sales of $5.0 million and repayments of $14.3 million of the underlying mortgages comprising such securities, partially offset by the purchases of $10.1 million of such securities. Mortgage-backed securities held to maturity decreased by $2.5 million during 2006 due to prepayment of the underlying mortgages comprising the securities.

Investment securities available for sale increased by $4.1 million during the year. The Company purchased $3.8 million of such securities, mainly bank-qualified municipal bonds, during 2006. The remaining net change in the portfolio was caused by $0.3 million amortization of purchase premiums and fair value adjustments.

The Company's cash and cash equivalents were $12.4 million at December 31, 2006. It is the Company's current intent to keep cash and cash equivalents at a minimal level and use its line of credit at the FHLB to fund its day-to-day cash needs; however, the increase in cash was the direct result of commercial loan repayments in late December 2006 totaling $11.4 million.

Liabilities. The Company's total liabilities were $587.0 million at December 31, 2006, a decrease of $11.2 million during 2006. Total deposits increased by $7.6 million including broker originated deposits of $11.7 million received during the second quarter of 2006. Advances from the FHLB decreased by $19.6 million mostly related to the reduction of borrowings outstanding on the line of credit at year end. It is the current intent of the Company to fund a portion of its interest-bearing assets, not funded by deposits, with longer term advances from the FHLB, and fund its day-to-day cash needs and shorter term interest-bearing assets not otherwise funded with deposits using draws on its line of credit with the FHLB. The Bank's line of credit at the FHLB was $30 million of which $0 was drawn at December 31, 2006.

Stockholders' equity. Total consolidated stockholders' equity increased by $3.0 million to $65.6 million at December 31, 2006. The increase is largely the result of $5.5 million in net income less $2.0 million in cash dividends paid to the Company's common stockholders. Other comprehensive loss of $0.3 million was the net result of a $0.7 million loss related to the recognition of the funded status of the pension plan and a $0.4 million gain due to the fair value adjustment on available for sale securities. In addition there was a $0.4 million increase in stockholders' equity attributable to the exercise of stock options for 21,415 shares. The Company also purchased 58,904 shares of common stock, held in treasury, reducing stockholders' equity by $1.7 million. Finally, there was a $0.4 million increase due to the allocation of 13,495 shares to participants in the Company's employee stock ownership plan, and an increase of $0.7 million attributable to stock grants and stock options.

Average Balance Sheet. The following table sets forth information (dollars in thousands) relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively for the periods indicated.

	2006			2005			2004		
	Average balance	Interest	Average yld/cost	Average balance	Interest	Average yld/cost	Average balance	Interest	Average yld/cost
ASSETS									
Interest-earning assets:									
Loans receivable(1)	$502,048	$32,342	6.44%	$462,389	$27,570	5.96%	$423,482	$24,359	5.75%
Mortgage-backed securities	81,750	3,722	4.55%	108,029	4,875	4.51%	128,759	5,696	4.42%
Investment securities(2)	41,984	2,295	5.47%	37,357	1,774	4.75%	30,969	1,377	4.45%
Other interest-earning assets(3)	1,653	94	5.69%	1,910	59	3.09%	1,127	14	1.24%
Total interest-earning assets	627,435	38,453	6.13%	609,685	34,278	5.62%	584,337	31,446	5.38%
Non interest-earning assets	35,050			34,215			34,645		
Total assets	$662,485			$643,900			$618,982		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits	468,933	10,923	2.33%	465,521	7,599	1.63%	465,097	5,925	1.27%
Advances from the FHLB	122,671	4,938	4.03%	111,628	3,933	3.52%	91,660	2,941	3.21%
Total interest-bearing liabilities	591,604	15,861	2.68%	577,149	11,532	2.00%	556,757	8,866	1.59%
Non interest-bearing liabilities	7,332			6,199			5,536		
Total liabilities	598,936			583,348			562,293		
Stockholders' equity	63,549			60,552			56,689		
Total liabilities and stockholders' equity	$662,485			$643,900			$618,982		
Net interest income		$22,592			$22,746			$22,580	
Interest rate spread(4)			3.45%			3.62%			3.79%
Net yield on interest-earning assets(5)			3.60%			3.73%			3.86%
Ratio of average interest-earning assets to average interest-bearing liabilities			106%			106%			105%

(1) Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.

(2) Tax equivalent adjustments to interest on investment securities were $434,000, $313,000, and $225,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Tax equivalent interest income is based upon a marginal effective tax rate of 34%.

(3) Includes interest-bearing deposits in other banks.

(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table presents, for the periods indicated, the change in interest income and interest expense (in thousands) attributed to (i) changes in volume (changes in the weighted average balance of the total interest-earning asset and interest-bearing liability portfolios multiplied by the prior year rate), and (ii) changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately based on the absolute value of changes due to volume and changes due to rate.

	2006 vs 2005 Increase (decrease) due to			2005 vs 2004 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans receivable, net	$ 2,463	$ 2,309	$ 4,772	$2,297	$ 914	$3,211
Mortgage-backed securities	(1,196)	43	(1,153)	(933)	112	(821)
Investment securities(1)	235	286	521	299	98	397
Other interest-earning assets	(9)	44	35	14	31	45
Total interest-earning assets	1,493	2,682	4,175	1,677	1,155	2,832
Interest expense:						
Deposits	56	3,268	3,324	5	1,669	1,674
Advances from the FHLB	412	593	1,005	684	308	992
Total interest-bearing liabilities	468	3,861	4,329	689	1,977	2,666
Net change in net interest income	$ 1,025	$(1,179)	$ (154)	$ 988	$ (822)	$ 166

(1) Tax equivalent adjustments to interest on investment securities were $434,000, $313,000, and $225,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Tax equivalent interest income is based upon a marginal effective rate of 34%.

Comparison of Years Ended December 31, 2006 and December 31, 2005

Net Income. Net income was $5.5 million for the year ended December 31, 2006 compared with net income of $6.2 million for the year ended December 31, 2005. The decrease in net income of $0.7 million when comparing the year 2006 with 2005 is largely attributable a $1.0 million increase in non-interest expense.

Total Interest Income. For the year ended December 31, 2006, total interest income, on a taxable equivalent basis, increased to $38.5 million compared to $34.3 million for the year ended December 31, 2005. The $4.2 million increase in interest income was mainly the result of the $39.7 million increase in the average balances of loans receivable. In addition, beginning in June 2004, the Federal Open Market Committee raised the federal funds rate seventeen times by a total of 425 basis points through year end 2006. During 2006, the federal funds rate, and thus the prime rate, rose by 100 basis points while longer term interest rates relevant to the Company's loan origination activities, as measured by 5 year and 10 year U S Treasury securities, rose by approximately 37 to 32 basis points, respectively. The higher prime rate had a positive effect on the Bank's interest income because of the positive effect on the Bank's adjustable rate and prime-based loans. At December 31, 2006 the Company had $74.3 million in floating rate, prime-based construction, home equity, and other loans. In addition, because longer term rates were higher, the Company was able raise its prices on fixed rate loans.

Total Interest Expense. Total interest expense increased to $15.9 million from $11.5 million for the year ended December 31, 2006 compared to 2005. During 2006 the Bank raised the interest rates paid on many of its deposit products in order to retain existing deposit relationships, attract new deposit relationships, and generally respond to competitive pricing pressures throughout the Company's deposit markets. As a result, the average interest rate paid on deposits rose by 70 basis points during 2006 compared with 2005, and produced a $3.3 million increase in interest expense. Interest paid on advances from the FHLB increased by $1.0 million during 2006 compared with 2005, largely because of the need to borrow from the FHLB in order to fund the Company's lending activities from sources other than deposit growth.

Allowance for Loan Losses. The allowance for loan losses was approximately $2.9 million at December 31, 2006 and $2.6 million at December 31, 2005. The provision for loan losses was $150,000 during 2006 compared with $540,000 during 2005. Net recoveries of previously charged off loans were $74,000 during 2006 compared to net charge-offs of $206,000 during 2005. While management maintains the allowance for losses at a level which it considers to be adequate to provide for probable losses, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amounts.

Non-Interest Income. Total non-interest income was $2.8 million during 2006 compared with $2.7 million during 2005. The increase is due to an increase in gain on sales of loans.

Non-Interest Expense. Total non-interest expense increased by $1.0 million during 2006 compared to 2005. Employee compensation increased by $1.4 million during 2006 largely due to $747,000 of stock-based compensation expense related to stock grants and the recognition of option expense associated with the new accounting standard SFAS 123R, "Share-Based Payment". In addition, compensation and other benefit expenses were higher in 2006 due to hiring of staff at the new and renovated branches as well as annual salary increases. Office and occupancy costs increased $189,000 between the years mainly as a result of costs associated with the relocation and renovations of the Feasterville branch as well as the new branch opened in Philadelphia during 2005. Professional fees declined $75,000 during 2006 over 2005 as expenses associated with technology-related compliance work which was completed in 2005. Marketing and advertising expense decreased by $273,000 in 2006 in comparison to prior year of 2005 when the Bank's efforts to increase market visibility included an expansion of the media used to advertise image, products, and services.

Income Tax Expense. The Company's effective tax rate was 27.9% during 2006 compared to 27.2% during 2005. These effective tax rates are lower than the Company's marginal tax rate of 34% largely due to the tax-exempt income associated with the Company's investments in tax-exempt municipal bonds and bank-owned life insurance.

Comparison of Years Ended December 31, 2005 and December 31, 2004

Net Income. Net income was $6.2 million for the year ended December 31, 2005 compared with net income of $6.6 million for the year ended December 31, 2004. The decrease in net income of $0.4 million when comparing the year 2005 with 2004 is largely attributable a $0.8 million increase in non-interest expense, which was not entirely offset by a $0.1 million increase in net interest income and a $0.1 million increase in non-interest income.

Total Interest Income. For the year ended December 31, 2005, total interest income, on a tax equivalent basis, increased to $34.3 million compared to $31.5 million for the year ended December 31, 2004. The $2.8 million increase in interest income was mainly the result of the $38.9 million increase in the average balances of loans receivable.

In addition, beginning in June 2004, the Federal Open Market Committee raised the federal funds rate thirteen times by a total of 325 basis points through year end 2005. During 2005, the federal funds rate, and thus the prime rate, rose by 200 basis points while longer term interest rates relevant to the Company's loan origination activities, as measured by 5 year and 10 year U S Treasury securities, rose by approximately 65 to 15 basis points, respectively. The higher prime rate had a positive effect on the Bank's interest income because of the positive effect on the Bank's adjustable rate and prime-based loans. At December 31, 2005, the Company had $65.2 million in floating rate, prime-based construction, home equity, and other loans. In addition, while longer term rates were higher, permitting the Company to raise its prices on fixed rate loans, these rates were still relatively low historically, and thus new loan production at the Company exceeded expectations.

Total Interest Expense. Total interest expense increased to $11.5 million from $8.9 million for the year ended December 31, 2005 compared to 2004. During 2005, the Bank raised the interest rates paid on many of its deposit products in order to retain existing deposit relationships, attract new deposit relationships, and generally respond to the extreme competitive pricing pressures throughout the Company's deposit markets. As a result, the average interest rate paid on deposits rose by 36 basis points during 2005 compared with 2004, and produced a $1.7 million increase in interest expense.

Interest paid on advances from the FHLB increased by $1.0 million during 2005 compared with 2004, largely because of the need to borrow from the FHLB in order to fund the Company's lending activities from sources other than deposit growth.

Allowance for Loan Losses. The allowance for loan losses was approximately $2.6 million at December 31, 2005 and $2.3 million at December 31, 2004. The provision for loan losses was $540,000 during 2005 compared with $600,000 during 2004. Net charged-off loans were $206,000 during 2005 compared to net charge-offs of $404,000 during 2004. While management maintains the allowance for losses at a level which it considers to be adequate to provide for probable losses, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amounts.

Non-Interest Income. Total non-interest income was $2.7 million during 2005 compared with $2.6 million during 2004. The increase is due to an increase in gain on sales of loans.

Non-Interest Expense. Total non-interest expense increased by $0.8 million during 2005 compared to 2004. Employee compensation and benefits increased by $480,000 during 2005 compared to 2004. Most of this increase was due to normal salary increases and increased staff, and higher incentive related compensation; $124,000 of the increase was due to an increase in pension plan expense. Advertising expense increased by $118,000 due to an increase in the Bank's marketing efforts, and an expansion of the media used, to advertise its image, products, and services. Professional fees increased by $199,000 largely due to costs related to the Company's concerted efforts to greatly enhance and improve the technology infrastructure and related security.

Income Tax Expense. The Company's effective tax rate was 27.2% during 2005 compared to 27.3% during 2004. These effective tax rates are lower than the Company's marginal tax rate of 34% largely due to the tax-exempt income associated with the Company's investments in tax-exempt municipal bonds and bank-owned life insurance.

Liquidity and Capital Resources

Liquidity. The Company's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits and other cash outflows, and pay dividends in an efficient, cost-effective manner. The Company's primary sources of funds are cash on hand and dividends from its wholly-owned Bank. The Bank's primary sources of funds are deposits, borrowings, and scheduled amortization and prepayment of loan and mortgage-backed security principal.

The Bank endeavors to fund its operations internally but has, when deemed prudent, borrowed funds from the Federal Home Loan Bank. As of December 31, 2006, such borrowed funds totaled $101.7 million. The amount of these borrowings that will mature during the twelve months ending December 31, 2007 is $25.1 million. At December 31, 2006 the Bank had a $30 million line of credit, $30.0 million of which was unused, and up to approximately $300 million of additional collateral-based borrowing capacity at the Federal Home Loan Bank.

The amount of certificate accounts that are scheduled to mature during the twelve months ending December 31, 2006, is approximately $170.9 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, excess liquidity, and advances from the FHLB or other borrowings. It has been the Bank's experience that substantial portions of such maturing deposits remain at the Bank.

At December 31, 2006, the Bank had outstanding commitments to originate loans or fund unused lines of credit of $87.4 million. The loan commitments will be funded during the twelve months ending December 31, 2007. The unused lines of credit can be funded at any time. Funds required to fill these commitments will be derived primarily from current excess liquidity, deposit inflows or loan and security repayments. At December 31, 2006, the Bank had $2.9 million outstanding commitments to sell loans.

The Company also has obligations under lease agreements. Payments required under such lease agreements will be approximately $432,000 during the year ending December 31, 2007.

The following table combines the Company's contractual obligations and commitments to make future payments as of December 31, 2006.

	Payments due by period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(in thousands)		
Contractual obligations:					
FHLB advances	$101,701	$ 25,122	$57,710	$15,850	$ 3,019
Time deposits	195,551	170,926	19,940	4,259	426
Operating leases	1,476	432	487	182	375
Total contractual obligations	$298,728	$196,480	$78,137	$20,291	$ 3,820
	Amount of commitment expirations by period				
Commitments:					
Extensions of credit	$ 85,199	$ 44,780	$ 7,141	$ 359	$32,919
Letters of credit	2,151	1,345	806	—	—
Loans sold with recourse due 2019	71	—	—	—	71
Total commitments	$ 87,421	$ 46,125	$ 7,947	$ 359	$32,990

Capital Resources. Under current regulations, the Bank must have core capital equal to 4% of adjusted total assets and risk-based capital equal to 8% of risk-weighted assets, of which 1.5% must be tangible capital, excluding goodwill and certain other intangible assets. On December 31, 2006, the Bank met its three regulatory capital requirements.

Management believes that under current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas in which the Bank operates, could adversely affect future earnings and as a result, the ability of the Bank to meet its future minimum capital requirements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation. Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk Management

The Bank has established an Asset/Liability Management Committee (ALCO) for the purpose of monitoring and managing market risk, which is defined as the risk of loss of net interest income or economic value arising from changes in market interest rates and prices.

The type of market risk which most affects the Company's financial instruments is interest rate risk, which is best quantified by simulating the hypothetical change in net interest income that would occur under specific changes in interest rates. Substantially all of the Bank's interest-bearing assets and liabilities are exposed to interest rate risk. Loss of economic value is measured using reports generated by the Office of Thrift Supervision ("OTS"), using input from the Bank, wherein the current net portfolio value of the Bank's interest-sensitive assets and liabilities is measured at different hypothetical interest rate levels centered on the current term structure of interest rates. Gap reports prepared by the Bank are used to measure the net amount of assets and liabilities repricing, repaying and maturing during future periods. ALCO evaluates the simulation results, the OTS model results and the "gap" reports and will make adjustments to the Bank's planned activities if in its view there is a need to do so.

The Bank's exposure to interest rate risk results from, among other things, the difference in maturities in interest-earning assets and interest-bearing liabilities. Since the Bank's assets currently have a longer maturity than its liabilities, the Bank's earnings could be negatively impacted during a period of rising interest rates. Alternatively, in periods of falling interest rates the Bank's mortgage loans will repay at an increasing rate and cause the Bank to reinvest these cash flows in periods of low interest rates, also negatively affecting the Bank's earnings. The relationship between the interest rate sensitivity of the Bank's assets and liabilities is continually monitored by management and ALCO.

Fundamentally, the Bank prices and originates loans, and prices and originates its deposits including CD's at market interest rates. Volumes of such loans and deposits at various maturity and repricing horizons will vary according to customer preferences as influenced by the term structure of market interest rates. The Bank utilizes its investment and mortgage-backed security portfolios available for sale to generate additional interest income, to manage its liquidity, and to manage its interest rate risk. These securities are readily marketable and provide the Bank with a cash flow stream to fund asset growth or liability maturities. In addition, if management determines that it is advisable to do so, the Bank can lengthen or shorten the average maturity of all interest-bearing assets through the selection of fixed rate or variable rate securities, respectively.

The Bank utilizes advances from the FHLB in managing its interest rate risk and as a tool to augment deposits in funding asset growth. The Bank may utilize these funding sources to better match its fixed rate interest-bearing assets with longer maturities or repricing characteristics.

The nature of the Bank's current operations is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither the Company nor the Bank owns any trading assets. At December 31, 2006, the Bank did not have any hedging transactions in place such as interest rate swaps, caps, or floors, although these derivatives are often used by banks to manage interest rate risk.

The Company's bank subsidiary is a savings bank regulated by the OTS and has policies or procedures in place for measuring interest rate risk. These policies and procedures stipulate acceptable levels of interest rate risk. As part of its interest rate risk management, the Bank uses the Interest Rate Risk Exposure Report, which is generated quarterly by the OTS. This report forecasts the interest rate sensitivity of net portfolio value ("NPV") under alternative interest rate environments. The NPV is defined as the net present value of the Bank's existing assets, liabilities and off-balance sheet instruments. The calculated estimates of change in NPV at December 31, 2006 are as follows:

Change in Interest Rates	NPV Amount (In Thousands)	% Change	Policy Limitation
+300 Basis Points	$53,984	-37%	+/- 50%
+200 Basis Points	$65,194	-24%	+/- 35%
+100 Basis Points	$75,934	-11%	+/- 25%
Flat Rates	$85,278	0%	0%
-100 Basis Points	$92,257	+8%	+/- 20%
-200 Basis Points	$95,935	+12%	+/- 30%

Management believes that the assumptions utilized by OTS in evaluating the vulnerability of the Company's net portfolio value to changes in interest rates are reasonable; however, the interest rate sensitivity of the Bank's assets and liabilities as well as the estimated effect of changes in interest rates on NPV could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based. In the event the Bank should measure an excessive decline in its NPV as the result of an immediate and sustained change in interest rate, it has a number of options which it could utilize to remedy that situation. The Bank could restructure its investment portfolio through sale or purchase of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or it could attract deposits or obtain borrowings with desired maturities.

In order to measure interest rate risk internally, the Company uses computer programs which enable it to simulate the changes that will occur to the Bank's net interest income ("NII") over a number of interest rate scenarios which are developed by "shocking" market interest rates (i.e. moving them immediately and permanently) up and down in 100 basis point increments from their current levels. In addition, loan production is adjusted downward in the rates up scenarios.

In addition to the level of interest rates, the most critical assumption regarding the estimated amount of the Bank's NII is the expected prepayment speed of the Bank's 1-4 family residential loans, and related mortgage-backed securities, the book value of which comprises approximately 61% of the Company's total assets. For this prepayment speed assumption, the Company uses its own experience and compares it with median expected prepayment speeds obtained from third party sources. The Company also incorporates into its simulations the effects of the interest rate caps and interest rate floors that are part of the majority of the Bank's variable rate loans. Finally, the Company makes certain assumptions regarding the timing and magnitude of interest rate changes on its non-CD deposits.

The Company uses its business planning forecast as the basis for its NII simulations. Therefore, planned business activities are incorporated into the measurement horizon. Such activities include assumptions about substantial new loan and deposit volumes, the pricing of loan and deposit products, and other assumptions about future activities that may or may not be realized. In order to quantify the Company's NII exposure, the Company focused on the simulation of net interest income over 24 months in two scenarios: shocked up 200 basis points and shocked down 100 basis points. The results of these simulations are as follows:

At December 31, 2006 Year ending	Net interest income volatility versus level interest rates Shocked UP 200 bp	 Shocked DOWN 100 bp
2007	-4.4%	-3.0%
2008	-4.7%	-4.7%

At December 31, 2005 Year ending	Net interest income volatility versus level interest rates Shocked UP 200 bp	 Shocked DOWN 100 bp
2006	-5.2%	-3.6%
2007	-3.4%	-7.7%

In addition, the Company prepared "gap" reports in order to show potential mis-matches of repricing or cash flows from the Company's current interest rate-sensitive assets and liabilities. Negative amounts indicate that there is an excess of rate sensitive liabilities repricing during the period and, generally, the Company's net interest income would be adversely affected by rising market interest rates. The results of these "gap" measurements are as follows: (in thousands)

	GAP: Net rate sensitive assets (liabilities)			
At December 31, 2006	2007	2008	2009	2010 and beyond
Current rates	$(61,844)	$26,416	$ 2,704	$ 71,624
Shocked down 100 bp	$ 9,053	$61,771	$16,525	$ (48,449)
Shocked up 200 bp	$(90,961)	$ 8,607	$ (6,992)	$128,245

	GAP: Net rate sensitive assets (liabilities)			
At December 31, 2005	2006	2007	2008	2009 and beyond
Current rates	$ 30,815	$26,844	$22,041	$ (41,782)
Shocked down 100 bp	$111,647	$62,072	$33,276	$(169,077)
Shocked up 200 bp	$ (21,353)	$ (599)	$10,491	$ 49,379

The results of the NPV, NII, and gap measurements collectively reflect the fact that the Company is highly sensitive to the sustained movement of long-term interest rates because of the resulting effect on the prepayment speeds of the Company's mortgage-related earning assets. In the interest rates up scenarios, prepayment speeds slow, new loan volume is reduced, and deposits and other borrowings reprice at higher rates. In the rates down scenarios, higher rate earning assets repay at an increasing rate, floating rate earning assets reprice downward, and deposits are more difficult to reprice downward. Each of these simulated scenarios was calculated using severe changes in prepayment speeds and other assumptions in order to stress-test the Company's current position.

During 2006, the Company experienced the adverse effects of a "flattening" of the yield curve which occurred because short-term market interest rates increased more than long term interest rates. As a result, the interest rates on floating rates loans adjusted upward, but borrowers refinanced these loans into fixed rate loans at lower interest rates. Depositors were in search of higher interest rates on their deposits and moved many of their deposits into higher rate CD's or floating rate money market accounts. Thus, the Bank has experienced margin compression, and expects this situation to continue given the level of interest rates that existed at December 31, 2006. However, these assumptions and measurements are highly subjective in nature and are not intended to be a forecast of net interest income under any rate scenario for the years 2007, 2008 or for any other period.

Recent Accounting Pronouncements

See Note B in the Consolidated Financial Statements for a discussion on this topic.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TF FINANCIAL CORPORATION AND SUBSIDIARIES

December 31, 2006 and 2005

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of TF Financial Corporation

We have audited the accompanying consolidated balance sheets of TF Financial Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TF Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, the Company has adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payments in 2006. Also, as discussed in Note A to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) in 2006.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 28, 2007

TF Financial Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31	
	2006	2005
	(in thousands)	
ASSETS		
Cash and cash equivalents	$ 12,364	$ 3,821
Certificates of deposit in other financial institutions	40	40
Investment securities available for sale—at fair value	34,524	30,401
Investment securities held to maturity (fair value of $681 and $4,707 as of December 31, 2006 and 2005, respectively)	677	4,690
Mortgage-backed securities available for sale—at fair value	74,338	83,511
Mortgage-backed securities held to maturity (fair value of $7,788 and $10,385 as of December 31, 2006 and 2005, respectively)	7,697	10,177
Loans receivable, net held for investment	483,570	490,891
Loans receivable, held for sale	969	68
Federal Home Loan Bank stock—at cost	7,130	7,432
Accrued interest receivable	3,030	3,048
Premises and equipment, net	6,544	6,289
Core deposit intangible asset, net of accumulated amortization of $2,824 and $2,741 as of December 31, 2006 and 2005, respectively	—	83
Goodwill	4,324	4,324
Bank owned life insurance	15,274	12,771
Other assets	2,122	3,293
TOTAL ASSETS	$652,603	$660,839
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$478,087	$470,521
Advances from the Federal Home Loan Bank	101,701	121,260
Advances from borrowers for taxes and insurance	1,866	1,915
Accrued interest payable	2,942	2,052
Other liabilities	2,368	2,443
Total liabilities	586,964	598,191
Stockholders' equity		
Preferred stock, no par value; 2,000,000 shares authorized at December 31, 2006 and 2005, none issued	—	—
Common stock, $0.10 par value; 10,000,000 shares authorized, 5,290,000 shares issued, 2,702,845 and 2,714,173 shares outstanding at December 31, 2006 and 2005, respectively, net shares in treasury: 2006—2,415,766; 2005—2,390,943	529	529
Retained earnings	65,075	61,610
Additional paid-in capital	52,700	53,048
Unearned restricted stock	—	(1,080)
Unearned ESOP shares	(1,703)	(1,849)
Treasury stock—at cost	(48,980)	(47,920)
Accumulated other comprehensive income (loss)	(1,982)	(1,690)
Total stockholders' equity	65,639	62,648
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$652,603	$660,839

The accompanying notes are an integral part of these statements.

TF Financial Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2006	2005	2004
	(in thousands, except per share data)		
Interest income			
Loans, including fees	$32,342	$27,570	$24,359
Mortgage-backed securities	3,722	4,875	5,696
Investment securities	1,861	1,461	1,152
Interest-bearing deposits and other	94	59	14
TOTAL INTEREST INCOME	38,019	33,965	31,221
Interest expense			
Deposits	10,923	7,599	5,925
Borrowings	4,938	3,933	2,941
TOTAL INTEREST EXPENSE	15,861	11,532	8,866
NET INTEREST INCOME	22,158	22,433	22,355
Provision for loan losses	150	540	600
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	22,008	21,893	21,755
Non-interest income			
Service fees, charges and other operating income	2,091	2,069	2,075
Bank owned life insurance	503	501	525
Gain on sale of real estate	29	—	—
Loss on sale of mortgage-backed securities	(51)	—	—
Gain on sale of loans	238	158	8
TOTAL NON-INTEREST INCOME	2,810	2,728	2,608
Non-interest expense			
Employee compensation and benefits	10,636	9,249	8,769
Occupancy and equipment	2,834	2,645	2,518
Federal deposit insurance premium	60	64	70
Professional fees	739	814	615
Marketing and advertising	500	773	655
Other operating	2,316	2,493	2,547
Amortization of core deposit intangible asset	83	130	155
TOTAL NON-INTEREST EXPENSE	17,168	16,168	15,329
INCOME BEFORE INCOME TAXES	7,650	8,453	9,034
Income tax expense	2,136	2,300	2,467
NET INCOME	$ 5,514	$ 6,153	$ 6,567
Earnings per share—basic	$ 2.04	$ 2.25	$ 2.44
Earnings per share—diluted	$ 2.03	$ 2.20	$ 2.33

The accompanying notes are an integral part of these statements.

TF Financial Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2006, 2005 and 2004
(in thousands, except share data)

	Common Stock		Additional paid-in capital	Unearned restricted stock	Unearned ESOP shares	Treasury stock	Retained Earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)
	Shares	Par value								
Balance at December 31, 2003	2,596,037	$ 529	$ 51,982	$ —	$ (2,196)	$ (47,043)	$ 52,626	$ (418)	$ 55,480	
Allocation of ESOP shares	17,688	—	354	—	177	—	—	—	531	
Purchase of treasury stock	(166,305)	—	—	—	—	(4,725)	—	—	(4,725)	
Cash dividends—common stock	—	—	—	—	—	—	(1,765)	—	(1,765)	
Exercise of options	294,925	—	(2,277)	—	—	5,687	—	—	3,410	
Income tax benefit arising from stock compensation	—	—	1,616	—	—	—	—	—	1,616	
Other comprehensive loss, net of taxes	—	—	—	—	—	—	—	41	41	$ 41
Net income for the year ended December 31, 2004.	—	—	—	—	—	—	6,567	—	6,567	6,567
Comprehensive income										$ 6,608
Balance at December 31, 2004	2,742,345	$ 529	$ 51,675	—	$ (2,019)	$ (46,081)	$ 57,428	$ (377)	$ 61,155	
Allocation of ESOP shares	17,025	—	324	—	170	—	—	—	494	
Purchase of treasury stock	(95,172)	—	—	—	—	(2,830)	—	—	(2,830)	
Cash dividends—common stock	—	—	—	—	—	—	(1,971)	—	(1,971)	
Restricted stock grant	—	—	1,095	(1,095)	—	—	—	—	—	
Compensation expense— Restricted shares	—	—	—	15	—	—	—	—	15	
Exercise of options	49,975	—	(190)	—	—	991	—	—	801	
Income tax benefit arising from stock compensation	—	—	144	—	—	—	—	—	144	
Other comprehensive loss, net of taxes	—	—	—	—	—	—	—	(1,313)	(1,313)	$ (1,313)
Net income for the year ended December 31, 2005.	—	—	—	—	—	—	6,153	—	6,153	6,153
Comprehensive income										$ 4,840
Balance at December 31, 2005	2,714,173	$ 529	$ 53,048	(1,080)	$ (1,849)	$ (47,920)	$ 61,610	$ (1,690)	$ 62,648	
Allocation of ESOP shares	13,495	—	228	—	146	—	—	—	374	
Purchase of treasury stock	(58,904)	—	—	—	—	(1,749)	—	—	(1,749)	
Cash dividends—common stock	—	—	—	—	—	—	(2,049)	—	(2,049)	
Restricted stock grant	—	—	(1,080)	1,080	—	—	—	—	—	
Compensation expense—restricted shares	—	—	361	—	—	—	—	—	361	
Exercise of options	21,415	—	(108)	—	—	433	—	—	325	
Income tax benefit arising from stock compensation	—	—	121	—	—	—	—	—	121	
Stock option expense	—	—	386	—	—	—	—	—	386	
Vesting of stock grant	12,666	—	(256)	—	—	256	—	—	—	
Other comprehensive income, net of taxes	—	—	—	—	—	—	—	421	421	$ 421
Adjustment to record funded status of pension (net of tax of $367)	—	—	—	—	—	—	—	(713)	(713)	(713)
Net income for the year ended December 31, 2006.	—	—	—	—	—	—	5,514	—	5,514	5,514
Comprehensive income										$ 5,222
Balance at December 31, 2006	2,702,845	$ 529	$ 52,700	$ —	$ (1,703)	$ (48,980)	$ 65,075	$ (1,982)	$ 65,639	

The accompanying notes are an integral part of this statement

TF Financial Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2006	2005 (in thousands)	2004
OPERATING ACTIVITIES			
Net income	$ 5,514	$ 6,153	$ 6,567
Adjustments to reconcile net income to net cash provided by operating activities			
Amortization of			
Mortgage loan servicing rights	29	8	—
Deferred loan origination fees	(303)	(96)	(50)
Premiums and discounts on investment securities, net	69	81	74
Premiums and discounts on mortgage-backed securities, net	252	386	775
Premiums and discounts on loans, net	167	123	127
Core deposit intangibles	83	130	155
Discounts on wholesale deposits	20	—	—
Deferred income taxes	327	403	343
Provision for loan losses and provision for losses on real estate	150	540	737
Provision for decrease in fair value of mortgage service rights	13	1	—
Depreciation of premises and equipment	954	961	973
Increase in value of bank-owned life insurance	(502)	(501)	(525)
Stock grant expense	361	15	—
Stock option expense	386	—	—
ESOP expense	374	494	531
Proceeds from sale of loans originated for sale	13,044	9,765	657
Origination of loans held for sale	(14,033)	(8,995)	(1,329)
Tax benefit arising from stock compensation	121	144	1,616
(Gain) loss on sale of			
Investment and mortgage-backed securities	51	—	—
Real estate acquired through foreclosure	(29)	—	(1)
Mortgage loans available for sale	(104)	(158)	(8)
Mortgage loans held to maturity	(134)	—	—
(Income) expense from mortgage loan derivatives	7	(8)	—
(Income) expense associated with forward loan sales	(5)	7	—
(Increase) decrease in			
Accrued interest receivable	18	(548)	171
Other assets	(639)	(43)	3,026
Increase (decrease) in			
Accrued interest payable	890	414	(270)
Other liabilities	(75)	758	(10)
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,006	10,034	13,559

	Year ended December 31,		
	2006	2005	2004
		(in thousands)	
INVESTING ACTIVITIES			
Loan originations	$(125,660)	$(147,629)	$(151,517)
Purchases of loans	—	—	(3,922)
Loan principal payments	109,589	96,579	117,896
Principal repayments on mortgage-backed securities held to maturity	2,472	4,709	8,730
Principal repayments on mortgage-backed securities available for sale	14,263	26,959	30,099
Proceeds from loan sales	23,512	1,108	—
(Purchases) and maturities of certificates of deposit in other financial institutions, net	—	(2)	117
Purchase of investment securities available for sale	(3,795)	(13,170)	(3,040)
Purchase of mortgage-backed securities available for sale	(10,120)	(8,956)	(27,701)
Purchase of bank-owned life insurance	(2,000)	—	—
Proceeds from maturities of investment securities held to maturity	4,018	2,280	3,295
Proceeds from the sale of mortgage-backed securities available for sale	4,971	—	—
(Purchase) redemption of Federal Home Loan Bank stock	302	28	(635)
Proceeds from sale of real estate	729	—	32
Purchase of premises and equipment	(1,209)	(1,287)	(668)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	17,072	(39,381)	(27,314)
FINANCING ACTIVITIES			
Net increase in deposits	7,546	10,618	560
Net increase (decrease) in short-term Federal Home Loan Bank advances	(16,190)	7,483	(1,179)
Proceeds of long-term Federal Home Loan Bank advances	15,535	26,367	30,000
Repayment of long-term Federal Home Loan Bank advances	(18,904)	(15,337)	(12,927)
Net increase(decrease) in advances from borrowers for taxes and insurance	(49)	137	40
Treasury stock acquired	(1,749)	(2,830)	(4,725)
Exercise of stock options	325	801	3,410
Common stock dividends paid	(2,049)	(1,971)	(1,765)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(15,535)	25,268	13,414
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,543	(4,079)	(341)
Cash and cash equivalents at beginning of year	3,821	7,900	8,241
Cash and cash equivalents at end of year	$ 12,364	$ 3,821	$ 7,900
Supplemental disclosure of cash flow information			
Cash paid for			
Interest on deposits and advances from Federal Home Loan Bank	$ 14,971	$ 11,118	$ 9,136
Income taxes	$ 1,645	$ 1,475	$ 1,330

The accompanying notes are an integral part of these statements.

TF Financial Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TF Financial Corporation (the "Company") is a unitary savings and loan holding company, organized under the laws of the State of Delaware, which conducts its consumer banking operations primarily through its wholly owned subsidiary, Third Federal Bank (Third Federal or the Bank). Third Federal is a federally chartered-stock savings bank insured by the Federal Deposit Insurance Corporation. Third Federal is a community-oriented savings institution that conducts operations from its main office in Newtown, Pennsylvania, twelve full-service branch offices located in Philadelphia and Bucks counties, Pennsylvania, and three full-service branch offices located in Mercer County, New Jersey. The Bank competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

The Bank is subject to regulations of certain state and federal agencies and, accordingly, those regulatory authorities conduct periodic examinations. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and federal legislation and regulations.

1. *Principles of Consolidation and Basis of Presentation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: TF Investments, Penns Trail Development Corporation and Third Federal, and its wholly owned subsidiaries, Third Delaware Corporation and Teragon Financial Corporation, (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and predominant practices within the banking industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting policies are summarized below.

2. *Cash and Cash Equivalents*

The Company considers cash, due from banks, federal funds sold and interest-bearing deposits in other financial institutions, with original terms to maturity of less than three months, as cash equivalents for presentation purposes in the consolidated statements of financial position and cash flows. The Company is required to maintain certain cash reserves relating to deposit liabilities. This requirement is ordinarily satisfied by cash on hand.

3. *Investment and Mortgage-Backed Securities*

The Company accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company classifies its investment, mortgage-backed and marketable equity securities in one of three categories: held to maturity, trading, or available for sale. The Company does not presently engage in security trading activities.

Investment, mortgage-backed and marketable equity securities available for sale are stated at fair value, with net unrealized gains and losses excluded from income and reported in other comprehensive income. Decreases in fair value deemed to be other than temporary are reported as a component of income. Realized gains and losses on the sale of securities are recognized using the specific identification method.

Investment and mortgage-backed securities held to maturity are carried at cost, net of unamortized premiums and discounts, which are recognized in interest income using the interest method. Decreases in fair value deemed to be other than temporary are reported as a component of income. The Company has the ability and it is management's intention to hold such assets to maturity.

4. *Loans Receivable Held-for-Investment*

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are stated at unpaid principal balances less the allowance for loan losses, and net of deferred loan origination fees, direct origination costs and unamortized premiums and discounts associated with purchased loans, and unearned income. Loan origination fees and costs as well as unamortized premiums and discounts on mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for actual prepayments.

Management's periodic evaluation of the adequacy of the loan loss allowance is based on the Bank's historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. Actual losses may be higher or lower than historical trends, which vary. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).

The Bank provides an allowance for accrued but uncollected interest when a loan becomes more than ninety days past due or is identified as impaired. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer impaired, in which case the loan is returned to accrual status.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." SFAS No. 114 requires a creditor to measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

The Company accounts for loans acquired in a transfer in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" (SOP 03-3). SOP 03-3 requires that acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans.

5. *Loans Receivable Held-for-Sale*

Mortgages loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Any resulting unrealized losses are included in other income. The fair value of the Bank's loans held as available for sale was valued in excess of cost at December 31, 2006 and 2005.

6. *Transfers of Financial Assets*

The Company accounts for the transfer of financial assets in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The standard is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The standard provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings.

7. *Premises and Equipment*

Land is carried at cost. Buildings and furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the assets. The Company accounts for the impairment of long-lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The standard requires recognition and measurement for the impairment of long-lived assets to be held and used or to be disposed of by sale. The Company had no impaired long-lived assets at December 31, 2006 and 2005.

8. *Goodwill and Other Intangible Assets*

Goodwill does not require amortization but is subject to annual impairment testing. The Company has tested the goodwill for impairment prior to its fiscal year ending December 31, 2006. No impairment has been recognized.

Core deposit intangible asset is the result of the Company's 1996 acquisition of certain branches and deposits of Cenlar Federal Savings Bank. The core deposit intangible acquired is being amortized over 10 years and was fully amortized at September 30, 2006.

9. *Bank Owned Life Insurance*

The Company purchased $10.5 million in life insurance policies on the lives of its executives and officers prior to 2004 and an additional $2.0 million in November 2006. The Company is the owner and beneficiary of the policies. The cash surrender values of the policies are approximately $15.3 million and $12.8 million at December 31, 2006 and 2005, respectively.

10. *Benefit Plans*

The Company has established an Employee Stock Ownership Plan (ESOP) covering eligible employees with six months of service, as defined by the ESOP. The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 addresses the accounting for shares of stock issued to employees by an ESOP. SOP 93-6 requires that the employer record compensation expense in the amount equal to the fair value of shares committed to be released from the ESOP to employees less dividends received on the allocated shares.

The Company has a defined benefit pension plan covering substantially all full-time employees meeting certain requirements. The Company accounts for the defined benefit plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions" which provides guidance for the various components of pension expense recognized in the income statement and any related employer pension assets or liabilities. Additionally, the Company includes reporting disclosures required by SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The Company adopted (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status including the gains and or losses and prior service costs or credits that were not recognized as components of net periodic benefit cost pursuant to FASB No. 87 in the year in which the changes occur through comprehensive income. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company was required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

The following table illustrates the effect of applying the provisions of this statement:

Incremental Effect of Applying Statement No. 158
on Individual Line Items in the Statement of Financial Position

	December 31, 2006		
	Before Application of Statement 158	Adjustments (in thousands)	After Application of Statement 158
Assets:			
Prepaid pension cost	$1,380	$(1,080)	$ 300
Deferred income tax asset	—	137	137
Liabilities:			
Deferred income tax liability	230	(230)	—
Equity:			
Accumulated other comprehensive loss	$ 421	$ (713)	$(292)

11. *Stock-Based Compensation*

The Company has stock benefit plans that allow the Company to grant options and stock to employees and directors. The options, which have a term of up to 10 years when issued, vest over a three to five year period. The exercise price of each option equals the market price of the Company's stock on the date of the grant.

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Payment," using the modified prospective transition method. Under this transition method, compensation cost to be recognized beginning in the first quarter of 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R

Prior to 2006, the Company disclosed pro forma compensation expense quarterly and annually by calculating the stock option grant's fair value using the intrinsic value method under APB Opinion No. 25, "Accounting for Stock Issued to Employees", as permitted by SFAS No. 123 "Accounting for Stock-Based Compensation," that contains a fair value-based method for valuing stock-based compensation that entities may use, measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. No stock-based compensation expense related to stock options was reflected in net income in 2005 and 2004, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Had compensation cost for the plans been determined based on the fair value of options at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share data).

	2005	2004
Net income		
As reported	$6,153	$6,567
Deduct: stock-based compensation expense determined using the fair value method, net of related tax effects	68	88
Pro forma	$6,085	$6,479
Basic earnings per share		
As reported	$ 2.25	$ 2.44
Deduct: stock-based compensation expense determined using the fair value method, net of related tax effects	0.03	0.03
Pro forma	$ 2.22	$ 2.41
Diluted earnings per share		
As reported	$ 2.20	$ 2.33
Deduct: stock-based compensation expense determined using the fair value method, net of related tax effects	0.01	0.02
Pro forma	$ 2.19	$ 2.31

The fair value of each option grant during 2006 and 2005 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: There were no options granted in 2004.

	2006	2005
Weighted average assumptions		
Dividend yield	2.59%	2.41%
Expected volatility	25.48%	22.77%
Risk-free interest rate	5.00%	4.34%
Fair value of options granted during the year	$ 7.27	$ 6.15
Expected lives in years	6.64	5.14

12. *Income Taxes*

The Company accounts for income taxes under the liability method specified in SFAS No. 109, "Accounting for Income Taxes" whereby deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

13. *Advertising Costs*

The Company expenses marketing and advertising costs as incurred.

14. *Earnings Per Share*

The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

15. *Comprehensive Income*

The Company follows SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The components of other comprehensive income (loss) are as follows:

	December 31, 2006		
	Before tax amount	Tax (expense) benefit	Net of tax amount
		(in thousands)	
Unrealized gains on securities			
Unrealized holding gains arising during period	$ 586	$(198)	$ 388
Reclassification adjustment for losses realized	51	(18)	33
Other comprehensive income, net	$ 637	$(216)	$ 421

	December 31, 2005		
	Before tax amount	Tax (expense) benefit	Net of tax amount
		(in thousands)	
Unrealized losses on securities			
Unrealized holding losses arising during period	$(2,094)	$711	$(1,383)
Minimum pension liability adjustment	107	(37)	70
Other comprehensive loss, net	$(1,987)	$674	$(1,313)

	December 31, 2004		
	Before tax amount	Tax (expense) benefit	Net of tax amount
		(in thousands)	
Unrealized gains on securities			
Unrealized holding gains arising during period	$ 168	$(57)	$ 111
Minimum pension liability adjustment	(107)	37	(70)
Other comprehensive income, net	$ 61	$(20)	$ 41

16. *Segment Reporting*

The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

17. *Reclassifications*

Certain prior year amounts have been reclassified to conform to the current period presentation.

NOTE B—RECENT ACCOUNTING PRONOUNCEMENTS

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 156 (SFAS 156), "Accounting for Servicing of Financial Assets". SFAS 156 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is not expected to have a material impact on the Company's consolidated financial statements.

In July 2006, FASB issued FASB Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is currently under evaluation by the Company to determine the impact on the Company's consolidated financial statements.

In September 2006, FASB Issued Statement No. 157 (SFAS 157), "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company is currently evaluating the impact the adoption of SFAS No. 157 will have on its consolidated financial statements.

In September 2006, FASB Issued Statement No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company adopted the recognition and disclosure provisions of SFAS 158. The effects of the adoption of SFAS 158 on the Company's financial condition at December 31, 2006 has been reflected in the consolidated financial statements and resulted in the recognition $713,000 of accumulated other comprehensive loss, net of income tax of $367,000.

In September 2006, the SEC staff issued Staff Accounting Bulletin No.108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 was issued to provide consistency among registrants in the quantification of financial statement misstatements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company's financial statements and the related disclosures. SAB 108 allows registrants to initially apply the approach either by (1) retroactively adjusting prior financial statements as if the approach had always been used or (2) recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with the related offset recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition requires full disclosure as to the nature and amount of each individual error being corrected. As the Company is not aware of any material misstatement, the adoption of SAB 108 did not have a material effect on the financial statements.

In September 2006, the FASB EITF finalized Issue No. 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance)". This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not believe the application of this EITF conclusion will have a material impact on its financial statements.

On February 15, 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115." This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities. The fair value option established by Statement 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Statement 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No 157, "Fair Value Measurements." The Company is currently evaluating the impact of this pronouncement.

NOTE C—CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	
	2006	2005
	(in thousands)	
Cash and due from banks	$ 5,544	$3,684
Interest-bearing deposits in other financial institutions	6,820	137
	$12,364	$3,821

NOTE D—INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains and losses, and fair value of the Company's investment securities at December 31, 2006 and 2005, are summarized as follows:

	December 31, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)			
Investment securities held to maturity				
State and political subdivisions	$ 677	$ 4	$ —	$ 681
Corporate debt securities	—	—	—	—
	$ 677	4	—	$ 681
Investment securities available for sale				
U.S. Government and federal agencies	$ 5,990	$ —	$ (79)	$ 5,911
Corporate debt securities	4,003	—	(21)	3,982
State and political subdivisions	24,406	177	(154)	24,429
Equities	150	52	—	202
	$34,549	$229	$ (254)	$34,524
Mortgage-backed securities held to maturity				
FHLMC certificates	$ 2,297	$ 79	$ —	$ 2,376
FNMA certificates	3,084	34	(69)	3,049
GNMA certificates	2,316	47	—	2,363
Real estate mortgage investment conduit	—	—	—	—
	$ 7,697	$160	$ (69)	$ 7,788
Mortgage-backed securities available for sale				
FHLMC certificates	$ 8,106	$ 1	$ (219)	$ 7,888
FNMA certificates	10,765	—	(435)	10,330
Real estate mortgage investment conduit	57,365	8	(1,253)	56,120
	$76,236	$ 9	$(1,907)	$74,338

	December 31, 2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)			
Investment securities held to maturity				
State and political subdivisions	$ 1,015	$ 21	$ —	$ 1,036
Corporate debt securities	3,675	—	(4)	3,671
	$ 4,690	$ 21	$ (4)	$ 4,707
Investment securities available for sale				
U.S. Government and federal agencies	$ 5,982	$ —	$ (102)	$ 5,880
Corporate debt securities	4,002	—	(44)	3,958
State and political subdivisions	20,844	64	(345)	20,563
	$30,828	$ 64	$ (491)	$30,401
Mortgage-backed securities held to maturity				
FHLMC certificates	$ 3,161	$124	—	3,285
FNMA certificates	3,969	55	(76)	3,948
GNMA certificates	3,040	105	—	3,145
Real estate mortgage investment conduit	7	—	—	7
	$10,177	$284	$ (76)	$10,385
Mortgage-backed securities available for sale				
FHLMC certificates	$ 9,986	$ 3	$ (303)	$ 9,686
FNMA certificates	12,594	1	(422)	12,173
Real estate mortgage investment conduit	63,064	—	(1,412)	61,652
	$85,644	$ 4	$(2,137)	$83,511

Gross realized loses were $51,000 for the year ended December 31, 2006. These losses resulted from the sale of mortgage-backed securities of $5.0 million during the year ended December 31, 2006.

There were no sales of investments and mortgage-backed securities during the years ended December 31, 2005 and 2004.

The amortized cost and fair value of investment and mortgage-backed securities, by contractual maturity, are shown below.

	December 31, 2006			
	Available for sale		Held to maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(in thousands)			
Investment securities				
Due in one year or less	$ 6,153	$ 6,187	$ —	$ —
Due after one year through five years	5,451	5,348	462	466
Due after five years through 10 years	11,793	11,763	215	215
Due after 10 years	11,152	11,226	—	—
	34,549	34,524	677	681
Mortgage-backed securities	76,236	74,338	7,697	7,788
	$110,785	$108,862	$8,374	$8,469

Investment securities having an aggregate amortized cost of approximately $3.0 million were pledged to secure public deposits at December 31, 2006 and 2005.

There were no securities held other than U.S. Government and agencies from a single issuer that represented more than 10% of stockholders' equity at year end.

The table below indicates the length of time individual securities, both held-to-maturity and available-for-sale, have been in a continuous unrealized loss position at December 31, 2006:

Description of Securities	Number of Securities	Less than 12 months		12 months or longer		Total	
		Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair value	Unrealized Loss
				(in thousands)			
U.S. Government and federal agencies	2	$ —	$ —	$ 5,911	$ (79)	$ 5,911	$ (79)
Corporate debt securities	3	—	—	3,982	(21)	3,982	(21)
State and political subdivisions	19	976	(4)	13,375	(150)	14,351	(154)
Mortgage-backed securities	38	7,298	(53)	65,827	(1,923)	73,125	(1,976)
Total temporarily impaired securities	62	$8,274	$(57)	$89,095	$(2,173)	$ 97,369	$(2,230)

The table below indicates the length of time individual securities, both held-to-maturity and available-for-sale, have been in a continuous unrealized loss position at December 31, 2005:

Descriptionof Securities	Number of Securities	Less than 12 months		12 months or longer		Total	
		Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair value	Unrealized Loss
				(in thousands)			
U.S. Government and federal agencies	2	$ 2,984	$ (14)	$ 2,897	$ (88)	$ 5,881	$ (102)
Corporate debt securities	6	6,632	(44)	997	(4)	7,629	(48)
State and political subdivisions	20	11,061	(155)	5,042	(190)	16,103	(345)
Mortgage-backed securities	32	35,899	(657)	49,199	(1,556)	85,098	(2,213)
Total temporarily impaired securities	60	$56,576	$(870)	$58,135	$(1,838)	$114,711	$(2,708)

The unrealized losses on investments in securities issued by the U.S. Treasury and Government agencies, U.S. Government sponsored agencies and agency mortgage-backed securities were caused by changes in market interest rates. The contractual terms and contractual cash flows of these securities do not permit the issuer to settle at a price less than the amortized cost of the investment. The Company has the ability and intent to hold these investments until a market price recovery or maturity. Accordingly, the Company has evaluated relevant factors and has determined that the unrealized losses at December 31, 2006 and 2005, respectively are not considered other-than-temporary.

NOTE E—LOANS RECEIVABLE

Loans receivable are summarized as follows:

	December 31, 2006	December 31, 2005
	(in thousands)	
Held for investment:		
First mortgage loans (principally conventional)		
Secured by one-to-four family residences	$266,789	$289,678
Secured by other non-residential properties	93,607	89,489
Construction loans	34,944	24,888
	395,340	404,055
Net deferred loan origination costs and unamortized premiums	531	504
Total first mortgage loans	395,871	404,559
Other loans		
Commercial non-real estate	40,458	48,471
Home equity and second mortgage	46,864	37,479
Commercial leases	36	186
Other	3,206	2,836
	90,564	88,972
Unamortized premiums	0	1
Total other loans	90,564	88,973
Less allowance for loan losses	(2,865)	(2,641)
Total loans receivable	$483,570	$490,891
Held for sale:		
First mortgage loans (principally conventional)		
Secured by one-to four family residences	$ 969	$ 68

Activity in the allowance for loan losses is summarized as follows:

	December 31, 2006	2005	2004
		(in thousands)	
Balance at beginning of year	$2,641	$2,307	$2,111
Provision charged to income	150	540	600
(Charge-offs), net of recoveries	74	(206)	(404)
Balance at end of year	$2,865	$2,641	$2,307

Non-performing loans, which include non-accrual loans for which the accrual of interest has been discontinued and loan balances past due over 90 days that are not on a non-accrual status but that management expects will eventually be paid in full are summarized as follows:

	December 31, 2006	December 31, 2005
	(in thousands)	
Impaired loans with a related allowance	$ —	$ —
Impaired loans without a related allowance	$ —	$ —
Total impaired loans	$ —	$ —
Allowance for impaired loans	$ —	$ —
Total non-accrual loans	$2,110	$1,589
Total loans past due 90 days as to interest or principal and accruing interest	$ —	$ —

Interest income that would have been recorded under the original terms of such loans totaled approximately $130,000, $60,000, and $30,000 for the years ended December 31, 2006, 2005, and 2004. No interest income has been recognized on non-accrual loans for any of the periods presented. The Company has reviewed these loans and has determined there was no impairment at December 31, 2006 and 2005.

The Bank has no concentration of loans to borrowers engaged in similar activities that exceeded 10% of loans at December 31, 2006 and 2005. In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and their related interests. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $252,000 and $70,000 at December 31, 2006 and 2005, respectively. New loans to related parties of $230,000 were made during the year. For the year ended December 31, 2006, principal repayments of approximately $48,000 were received.

NOTE F—LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid principal balances of these loans are summarized as follows:

	December 31, 2006	December 31, 2005
	(in thousands)	
Mortgage loan servicing portfolios		
FHLMC	$ 903	$ 1,182
FNMA	21,918	9,696
Other investors	10,841	6,173
	$33,662	$17,051

Custodial balances maintained in connection with the foregoing loan servicing totaled approximately $238,000 and $168,000 at December 31, 2006 and 2005, respectively. Net servicing revenue on mortgage loans serviced for other was $19,000, $18,000 and $11,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Mortgage servicing rights of $279,000 and $137,000 are reported as a component of other assets at December 31, 2006 and 2005.

NOTE G—PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	Estimated useful lives	December 31, 2006	December 31, 2005
		(in thousands)	
Buildings	30 years	$6,207	$6,125
Leasehold improvements	5 years	1,932	1,623
Furniture, fixtures and equipment	3-7 years	10,257	10,331
		18,396	18,079
Less accumulated depreciation		13,544	13,482
		4,852	4,597
Land		1,692	1,692
		$6,544	$6,289

NOTE H—DEPOSITS

Deposits are summarized as follows:

Deposit type	December 31, 2006	December 31, 2005
	(in thousands)	
Demand	$36,991	$37,138
NOW	51,272	52,319
Money market	62,914	79,666
Passbook savings	131,359	151,725
Total demand, transaction and passbook deposits	282,536	320,848
Certificates of deposit	195,551	149,673
	$478,087	$470,521

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $42.4 million and $31.3 million at December 31, 2006 and 2005, respectively. The Bank had broker-originated certificates of deposit of $11.7 million and $0 at December 31, 2006 and 2005, respectively.

At December 31, 2006, scheduled maturities of certificates of deposit are as follows:

Year ending December 31, 2007	2008	2009	2010	2011	Thereafter	Total
(in thousands)						
$170,926	$12,745	$7,195	$3,493	$766	$426	$195,551

Related party deposits are on substantially the same terms as for comparable transactions with unrelated persons. The aggregate dollar amount of these deposits was approximately $2.5 million and $2.0 million at December 31, 2006 and 2005, respectively.

NOTE I—ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank consist of the following:

	December 31,			
	2006		2005	
Principal payments due during	Amount (in thousands)	Weighted average rate	Amount (in thousands)	Weighted average rate
2006	$ —	—%	32,672	3.81%
2007	25,122	3.92	22,050	3.73
2008	23,144	3.76	17,638	3.40
2009	34,566	3.84	34,566	3.84
2010	13,074	4.41	8,539	4.25
2011	2,776	4.17	2,776	4.17
Thereafter	3,019	4.23	3,019	4.23
	$101,701	3.93%	$121,260	3.79%

The advances are collateralized by Federal Home Loan Bank stock and certain first mortgage loans and mortgage-backed securities. Total unused lines of credit at the Federal Home Loan Bank were $30.0 million at December 31, 2006. The advances from the Federal Home Loan Bank are fixed rate, fixed term.

NOTE J—BENEFIT PLANS

1. *Defined Contribution Plan*

The Bank maintains a 401(k) profit-sharing plan for eligible employees. Participants may contribute up to 15% of pretax eligible compensation. The Bank makes matching discretionary contributions equal to 75% of the initial $1,000 deferral. Contributions to the 401(k) plan totaled $65,000, $61,000, and $65,000 in 2006, 2005 and 2004, respectively.

2. *Defined Benefit Plan*

The Bank has a non-contributory defined benefit pension plan covering substantially all full-time employees meeting certain eligibility requirements. The benefits are based on each employee's years of service and an average earnings formula. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Bank to fund the maximum amount allowable under the individual aggregate cost method to the extent deductible under existing federal income tax regulations.

The following tables set forth the projected benefit obligation, funded status of the defined benefit pension plan and the amounts reflected in the consolidated statements of financial position, and fair value of assets of the plan.

	December 31, 2006	December 31, 2005
	(in thousands)	
Reconciliation of Projected Benefit Obligation		
Benefit obligation at beginning of year	$3,621	$3,382
Service cost	308	314
Interest cost	211	211
Plan amendments	—	—
Actuarial loss	(82)	122
Benefits paid	(498)	(408)
Benefits obligation at end of year	$3,560	$3,621
Reconciliation of Fair Value of Assets		
Fair value of plan assets at beginning of year	$3,174	$2,490
Actual return on plan assets	364	77
Employer contribution	820	1,015
Benefits paid	(498)	(408)
Fair value of plan assets at end of year	$3,860	$3,174
Reconciliation of Funded Status		
Funded status	$ 300	$ (447)
Unrecognized net actuarial loss	—	1,162
Unrecognized prior service cost	—	156
Prepaid benefit cost at end of year	$ 300	$ 871

The amount recognized in accumulated other comprehensive income at December 31, 2006 was $1,080,000 which included a net actuarial loss of $987,000 and prior service cost of $93,000. The expected 2007 amortization of accumulated other comprehensive income is $42,000 of loss and $63,000 of prior service cost.

The accumulated benefit obligation at December 31, 2006 and 2005 was $3,036,000 and $3,079,000 respectively.

Employer contributions and benefits paid in the above table include only those amounts contributed directly to, or paid directly from, Plan assets. The expected employer contribution for 2007 is $1.1 million.

	2006	2005
Weighted-average assumptions used to determine benefit obligations, end of year		
Discount rate	5.75%	5.75%
Rate of compensation increase	4.00	4.00

	2006	2005	2004
	(in thousands)		
Components of net periodic benefit cost			
Service cost	$ 308	$ 314	$ 230
Interest cost	211	211	190
Expected return on plan assets	(324)	(205)	(210)
Amortization of prior service cost	63	63	63
Amortization of transition obligation (asset)	—	—	4
Recognized net actuarial (gain) loss	51	42	24
Net periodic benefit cost	$ 309	$ 425	$ 301

	2006	2005	2004
Weighted-average assumptions used to determine net benefit costs as of December 31			
Discount rate	5.75%	6.00%	6.25%
Expected return on plan assets	9.00	8.00	8.00
Rate of compensation increase	4.00	4.00	4.00

The expected rate of return was determined by applying the average rates of return over the past ten years on the assets which the Plan is currently invested.

Estimated future benefits payments are as follows:

	(in thousands)
2007	$296
2008	49
2009	78
2010	78
2011	79
2012-2016	698

The Plan's weighted-average asset allocations by asset category is as follows:

	Percentage of Plan Assets at Year End	
	2006	2005
Asset Category		
Equity securities	59%	64%
Debt securities	21	27
Other	20	9
Total	100%	100%

Trustees of the Plan are responsible for defining and implementing the investment objectives and policies for the Plan's assets. Assets are invested in accordance with sound investment practices that emphasize long-term investment fundamentals that closely match the demographics of the plan's participants. The Plan's goal is to earn long-term returns that match or exceed the benefit obligations of the Plan through a well-diversified portfolio structure. The Plan's return objectives and risk parameters are managed through a diversified mix of assets. The asset mix and investment strategy are reviewed on a quarterly basis and rebalanced when necessary. The asset allocation for the Plan is targeted at 60% equity securities and 40% debt and other securities.

3.. *Employee Stock Ownership Plan (ESOP)*

The Company has an internally leveraged ESOP for eligible employees who have completed six months of service with the Company or its subsidiaries. The ESOP borrowed $4.2 million from the Company in 1996 to purchase 423,200 newly issued shares of common stock. The Company makes discretionary contributions to the ESOP in order to service the ESOP's debt. Any dividends received by the ESOP will be used to pay debt service. The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral based on the proportion of debt service paid in the year and allocated to qualifying employees. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the allocated shares are included in outstanding shares for earnings per share computations. ESOP compensation expense was $332,000, $387,000 and $431,000 in 2006, 2005 and 2004, respectively.

	2006	2005
Allocated shares	169,000	165,000
Unreleased shares	171,000	184,000
Total ESOP shares	340,000	349,000
Fair value of unreleased shares (in thousands)	$ 5,301	$ 5,235

4. *Stock-Based Compensation Plans*

A summary of the status of the Company's stock option plans as of December 31, 2006, and changes for each of the years in the three-year period then ended is as follows:

	2006		2005		2004	
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share	Number of Shares	Weighted Average Exercise price per Share
Outstanding at beginning of year	384,848	$23.18	283,072	$19.09	585,714	$15.40
Options granted	11,000	27.20	160,500	28.46	—	—
Options exercised	(21,415)	15.25	(49,975)	16.01	(294,925)	11.56
Options forfeited	(8,699)	29.72	(8,749)	28.40	(7,717)	26.75
Options expired	—	—	—	—	—	—
Outstanding at end of year	365,734	$23.62	384,848	$23.18	283,072	$19.09

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at December 31, 2006	Weighted average exercise price
$13.25-19.88	133,854	0.73	$15.96	133,854	$15.96
$19.89-29.84	211,242	4.58	27.44	88,068	26.36
$29.85-34.14	20,638	6.97	34.14	12,383	34.14
	365,734	3.31	$23.62	234,305	$20.83

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the money options). At December 31, 2006 the aggregate intrinsic value of options outstanding totaled $2,699,000 and the aggregate intrinsic value of options exercisable was $2,383,000. The aggregate intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $320,000 and $714,000, respectively. Exercise of stock options during the year ended December 31, 2006 and 2005 resulted in cash receipts of $325,000 and $801,000, respectively. The Company has a policy of issuing shares from treasury to satisfy share option exercises.

Stock-based compensation expense included in net income related to stock options was $386,000, resulting in a tax benefit of $116,000, for the year ended December 31, 2006. Results for prior periods have not been restated. At December 31, 2006, there was $818,000 of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested options under the Plan. That cost is expected to be recognized over a weighted average period of 26.8 months

The table below summarizes the changes in non-vested restricted stock during the past year:

	December 31, 2006	
	Shares	Weighted Average grant date fair value
Total non-vested restricted stock at December 31, 2005	39,000	$28.48
Restricted stock grant in 2006	—	—
Vested restricted stock in 2006	(12,666)	$28.48
Forfeitures of restricted stock in 2006	(1,000)	$28.48
Total non-vested restricted stock at December 31, 2006	25,334	$28.48

Stock-based compensation expense included in net income related to stock grants was $361,000 and $15,000 for the years ended December 31, 2006 and 2005, respectively. The expected compensation expense for 2007 and 2008 is $361,000 and $346,000, respectively.

NOTE K—INCOME TAXES

The components of income tax expense (benefit) are summarized as follows:

	Year ended December 31,		
	2006	2005	2004
	(in thousands)		
Federal			
Current	$1,687	$1,753	$ 508
Charge in lieu of income tax relating to stock compensation	121	144	1,616
Deferred	327	403	343
	2,135	2,300	2,467
State and local—current	1	—	—
Income tax provision	$2,136	$2,300	$2,467

The Company's effective income tax rate was different than the statutory federal income tax rate as follows:

	Year ended December 31,		
	2006	2005	2004
Statutory federal income tax (benefit)	34.0%	34.0%	(34.0)%
Increase (decrease) resulting from			
Tax-exempt income	(6.4)	(5.7)	(3.7)
State tax, net of federal benefit	(0.0)	(0.0)	(0.0)
Other	0.3	(1.1)	(3.0)
	27.9%	27.2%	27.3%

Deferred taxes are included in the accompanying consolidated statements of financial position at December 31, 2006 and 2005, for the estimated future tax effects of differences between the financial statement and federal income tax bases of assets and liabilities according to the provisions of currently enacted tax laws. No valuation allowance was recorded against deferred tax assets at December 31, 2006 and 2005. The Company's net deferred tax asset at December 31, 2006 and 2005, was composed of the following:

	December 31,	
	2006	2005
	(in thousands)	
Deferred tax assets		
Deferred compensation	$ 202	$ 208
Allowance for loan losses, net	974	885
Unrealized loss on securities available for sale	653	869
Stock compensation	121	—
Adjustment to record funded status of pension	367	—
Other	41	51
	2,358	2,013
Deferred tax liabilities		
Accrued pension expense	843	504
Prepaid expenses	44	43
Deferred loan costs	492	472
Amortization of goodwill	450	263
Other	393	419
	2,222	1,701
Net deferred tax asset	$ 136	$ 312

Prior to 2004 the Company filed its income tax returns on the basis of a fiscal tax year ending June 30. Effective July 1, 2004, the Company changed the tax year end to coincide with the fiscal reporting period end of December 31.

The Bank is not required to recapture approximately $5.7 million of its tax bad debt reserve, attributable to bad debt deductions taken by it prior to 1988, as long as the Bank continues to operate as a bank under federal tax law and does not use the reserve for any other purpose. In accordance with SFAS No. 109, the Bank has not recorded any deferred tax liability on this portion of its tax bad debt reserve. The tax that would be paid were the Bank ultimately required to recapture that portion of the reserve would amount to approximately $1.9 million.

NOTE L—REGULATORY MATTERS

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory—and possible additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4% of adjusted total assets at December 31, 2006. The risk-based capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) adjusted for the general valuation allowances equal to 8% of total assets classified in one of four risk-weighted categories at December 31, 2006.

As of December 31, 2006, management believes that the Bank met all capital adequacy requirements to which it was subject.

	Regulatory capital December 31, 2006					
	Tangible		Core		Risk-based	
	Capital	Percent	Capital	Percent	Capital	Percent
			(in thousands)			
Capital under generally accepted accounting principles	$61,306	9.41%	$61,306	9.41%	$61,306	16.33%
Unrealized loss on certain available-for-sale securities	1,304	0.20	1,304	0.20	1,304	0.35
Goodwill and other intangible assets	(4,324)	(0.66)	(4,324)	(0.66)	(4,324)	(1.15)
Additional capital items						
General valuation allowances—limited	—	—	—	—	2,865	0.76
Regulatory capital computed	58,286	8.95	58,286	8.95	61,151	16.29
Minimum capital requirement	9,774	1.50	26,063	4.00	30,035	8.00
Regulatory capital—excess	$48,512	7.45%	$32,223	4.95%	$31,116	8.29%

	Regulatory capital December 31, 2005					
	Tangible		Core		Risk-based	
	Capital	Percent	Capital	Percent	Capital	Percent
	(in thousands)					
Capital under generally accepted accounting principles	$57,421	8.70%	$57,421	8.70%	$57,421	14.90%
Unrealized loss on certain available-for-sale securities	1,689	0.26	1,689	0.26	1,689	0.44
Goodwill and other intangible assets	(4,626)	(0.70)	(4,626)	(0.70)	(4,626)	(1.20)
Additional capital items						
General valuation allowances—limited	—	—	—	—	2,641	0.68
Regulatory capital computed	54,484	8.26	54,484	8.26	57,125	14.82
Minimum capital requirement	9,900	1.50	26,400	4.00	30,834	8.00
Regulatory capital—excess	$44,584	6.76%	$28,084	4.26%	$26,291	6.82%

At December 31, 2006, the Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10% and core capital of 5%. The Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution. There are no conditions or events that have occurred that management believes have changed the Bank's classification as a "well-capitalized" institution.

The Bank maintains a liquidation account for the benefit of eligible savings account holders who maintained deposit accounts in the Bank after the Bank converted to a stock form of ownership. The Bank may not declare or pay a cash dividend on or repurchase any of its common shares if the effect thereof would cause the Bank's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

NOTE M—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become receivable or payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial position. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Company requires collateral to support financial instruments with credit risk.

Financial instruments, the contract amounts of which represent credit risk, are as follows:

	December 31,	
	2006	2005
	(in thousands)	
Commitments to extend credit	$85,199	$69,822
Standby letters of credit	2,151	2,220
Loans sold with recourse	71	74
	$87,421	$72,116

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held generally includes residential and or commercial real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE N—COMMITMENTS AND CONTINGENCIES

The Bank had optional commitments of $2,910,000 and $1,085,000 to sell mortgage loans to investors at December 31, 2006 and 2005 respectively.

The Bank leases branch facilities and office space for periods ranging up to ten years. These leases are classified as operating leases and contain options to renew for additional periods. Rental expense was approximately $481,000, $420,000, and $359,000, for the years ended December 31, 2006, 2005 and 2004, respectively.

The minimum annual rental commitments of the Bank under all non-cancelable leases with terms of one year or more are as follows:

Year ending December 31,	(in thousands)
2007	$ 432
2008	302
2009	185
2010	100
2011	82
Thereafter	375
	$1,476

The Company has agreements with certain key executives that provide severance pay benefits if there is a change in control of the Company. The agreements will continue in effect until terminated or not renewed by the Company or key executives. Upon a change in control, the Company shall make a lump-sum payment or continue to pay the key executives' salaries per the agreements, and reimburse the executive for certain benefits for one year. The contingent liability under the agreements at December 31, 2006 was approximately $1,973,000.

From time to time, the Company and its subsidiaries are parties to routine litigation that arises in the normal course of business. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE O—SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Bank is principally engaged in originating and investing in one-to-four family residential real estate and commercial real estate loans in eastern Pennsylvania and New Jersey. The Bank offers both fixed and adjustable rates of interest on these loans that have amortization terms ranging to 30 years. The loans are generally originated or purchased on the basis of an 80% loan-to-value ratio, which has historically provided the Bank with more than adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that residential real estate values in the primary lending area will deteriorate, thereby potentially impairing underlying collateral values. However, management believes that residential and commercial real estate values are presently stable in its primary lending area and that loan loss allowances have been provided for in amounts commensurate with its current perception of the foregoing risks in the portfolio.

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity or available for sale and to not engage in trading or significant sales activities. Therefore, the Company and the Bank use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. In addition, there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data which management considered the best available, as generally provided by estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values and recorded carrying amounts are as follows:

Fair value of loans and deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts.

Fair value of financial instruments actively traded in a secondary market has been estimated using quoted market prices.

	December 31,			
	2006		2005	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Cash and cash equivalents	$12,364	$12,364	$ 3,821	$ 3,821
Investment securities	35,205	35,201	35,108	35,091
Mortgage-backed securities	82,126	82,035	93,896	93,688

The fair value of financial instruments with stated maturities has been estimated using the present value of cash flows, discounted at rates approximating current market rates for similar assets and liabilities.

	December 31,			
	2006		2005	
	Fair value	Carrying value	Fair Value	Carrying value
	(in thousands)			
Assets				
Certificates of deposit	$ 40	$ 40	$ 40	$ 40
Liabilities				
Deposits with stated maturities	194,441	195,551	147,561	149,673
Borrowings with stated maturities	99,179	101,701	118,352	121,260

The fair value of financial instrument liabilities with no stated maturities is generally presumed to approximate the carrying amount (the amount payable on demand).

	December 31,			
	2006		2005	
	Fair value	Carrying Value	Fair value	Carrying value
	(in thousands)			
Deposits with no stated maturities	$282,536	$282,536	$320,848	$320,848

The fair value of the net loan portfolio has been estimated using the present value of cash flows, discounted at the approximate current market rates, and giving consideration to estimated prepayment risk and credit loss factors.

	December 31,			
	2006		2005	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Net loans	$480,660	$484,539	$486,214	$490,959

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are immaterial.

The Bank's remaining assets and liabilities are not considered financial instruments. No disclosure of the relationship value of the Bank's deposits is required by SFAS No. 107.

NOTE Q—SERVICE FEES, CHARGES AND OTHER OPERATING INCOME AND OTHER OPERATING EXPENSE

	Year ended December 31,		
	2006	2005	2004
	(in thousands)		
Service fees, charges and other operating income			
Loan servicing fees	$ 245	$ 363	$ 331
Late charge income	94	83	90
Deposit service charges	1,100	1,061	1,092
Debt card income	266	219	169
Other income	386	343	393
	$2,091	$2,069	$2,075
Other operating expense			
Insurance and surety bond	$ 194	$ 193	$ 190
Office supplies	193	221	220
Loan expense	252	337	444
MAC expense	309	328	315
Postage	285	272	237
Telephone	298	306	273
Supervisory examination fees	146	138	130
Other expenses	639	698	738
	$2,316	$2,493	$2,547

NOTE R—EARNINGS PER SHARE

The following tables set forth the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (dollars in thousands, except per share data):

	Year ended December 31, 2006		
	Income (numerator)	Weighted average shares (denominator)	Per share Amount
Basic earnings per share			
Income available to common stockholders	$5,514	2,697,460	$ 2.04
Effect of dilutive securities			
Stock compensation plans	—	22,782	(0.01)
Diluted earnings per share			
Income available to common stockholders plus effect of dilutive securities	$5,514	2,720,242	$ 2.03

There were options to purchase 20,638 shares of common stock at a price of $34.14 per share which were outstanding during 2006 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

	Year ended December 31, 2005		
	Income (numerator)	Weighted average shares (denominator)	Per share Amount
Basic earnings per share			
Income available to common stockholders	$6,153	2,736,945	$ 2.25
Effect of dilutive securities			
Stock compensation plans	—	61,226	(0.05)
Diluted earnings per share			
Income available to common stockholders plus effect of dilutive securities	$6,153	2,798,171	$ 2.20

There were options to purchase 170,321 shares of common stock at a range of $28.48 to $34.14 per share which were outstanding during 2005 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

	Year ended December 31, 2004		
	Income (numerator)	Weighted average shares (denominator)	Per share amount
Basic earnings per share			
Income available to common stockholders	$6,567	2,686,732	$ 2.44
Effect of dilutive securities			
Stock compensation plans	—	126,173	(0.11)
Diluted earnings per share			
Income available to common stockholders plus effect of dilutive securities	$6,567	2,812,905	$ 2.33

There were options to purchase 30,029 shares of common stock at a price of $34.14 per share which were outstanding during 2004 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

NOTE S—SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATE (UNAUDITED)

	Three months ended			
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006
	(in thousands, except per share data)			
Total interest income	$9,678	$9,611	$9,627	$9,103
Total interest expense	4,224	4,093	3,948	3,596
Net interest income	5,454	5,518	5,679	5,507
Provision for possible loan losses	—	—	60	90
Net interest income after provision	5,454	5,518	5,619	5,417
Other income	691	813	625	681
Other expenses	4,127	4,370	4,301	4,370
Income before income taxes	2,018	1,961	1,943	1,728
Income taxes	563	549	551	473
Net income	$1,455	$1,412	$1,392	$1,255
Earnings per share—basic	$ 0.54	$ 0.52	$ 0.52	$ 0.47
Earnings per share—assuming dilution	$ 0.53	$ 0.52	$ 0.51	$ 0.46

	Three months ended			
	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005
	(in thousands, except per share data)			
Total interest income	$8,927	$8,570	$8,371	$8,097
Total interest expense	3,281	2,987	2,797	2,467
Net interest income	5,646	5,583	5,574	5,630
Provision for possible loan losses	90	150	150	150
Net interest income after provision	5,556	5,433	5,424	5,480
Other income	647	742	677	662
Other expenses	4,010	4,084	3,943	4,131
Income before income taxes	2,193	2,091	2,158	2,011
Income tax expense	666	546	553	535
Net income	$1,527	$1,545	$1,605	$1,476
Earnings per share—basic	$ 0.56	$ 0.57	$ 0.59	$ 0.54
Earnings per share—assuming dilution	$ 0.55	$ 0.55	$ 0.57	$ 0.52

NOTE T—CONDENSED FINANCIAL INFORMATION—PARENT COMPANY ONLY

Condensed financial information for TF Financial Corporation (parent company only) follows:

BALANCE SHEET

	December 31,	
	2006	2005
	(in thousands)	
ASSETS		
Cash	$ 2,959	$ 3,452
Certificates of deposit—other institutions	40	40
Investment in Third Federal	58,995	55,611
Investment in TF Investments	2,463	2,392
Investment in Penns Trail Development	1,007	991
Investment securities available for sale	203	—
Other assets	12	240
Total assets	$65,679	$62,726
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities	$ 40	$ 78
Stockholders' equity	65,639	62,648
Total liabilities and stockholders' equity	$65,679	$62,726

STATEMENT OF OPERATIONS

	Year ended December 31,		
	2006	2005	2004
	(in thousands)		
INCOME			
Equity in earnings of subsidiaries	$6,448	$6,510	$6,906
Interest and dividend income	54	72	74
Total income	6,502	6,582	6,980
EXPENSES			
Other	988	429	413
Total expenses	988	429	413
NET INCOME	$5,514	$6,153	$6,567

STATEMENT OF CASH FLOWS

	Year ended December 31, 2006	2005	2004
		(in thousands)	
Cash flows from operating activities			
Net income	$ 5,514	$ 6,153	$ 6,567
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Stock compensation plans	747	15	—
Equity in earnings of subsidiaries	(6,448)	(6,510)	(6,906)
Net change in assets and liabilities	199	(89)	357
Net cash provided by (used in) operating activities	12	(431)	18
Cash flows from investing activities			
Capital distribution from subsidiaries	3,118	3,255	2,622
(Purchase) and maturities of certificates of deposit in other financial institutions, net	(150)	(2)	117
Net cash provided by investing activities	2,968	3,253	2,739
Cash flows from financing activities			
Cash dividends paid to stockholders	(2,049)	(1,971)	(1,765)
Treasury stock acquired	(1,749)	(2,830)	(4,725)
Exercise of stock options	325	801	3,410
Net cash used in financing activities	(3,473)	(4,000)	(3,080)
NET DECREASE IN CASH	(493)	(1,178)	(323)
Cash at beginning of year	3,452	4,630	4,953
Cash at end of year	$ 2,959	$ 3,452	$ 4,630
Supplemental disclosure of cash flow information			
Cash paid during the year for income taxes	$ —	$ —	$ —

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

TF Financial Corporation

Board of Directors

Robert N. Dusek
Chairman of the Board

Carl F. Gregory

Dennis L. McCartney

George A. Olsen

John R. Stranford

Albert M. Tantala, Sr.

Kent C. Lufkin

Executive Officers

Kent C. Lufkin
President and Chief Executive Officer

Dennis R. Stewart
Executive Vice President and Chief Financial Officer

Lorraine A. Wolf
Corporate Secretary

www.ThirdFedBank.com

3rd

FEDERAL BANK END